BofA Securities, Inc.

One Bryant Park

New York, NY 10036

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

UBS Securities LLC

1285 Avenue of the Americas

New York, NY 10019

Itau BBA USA Securities, Inc.

540 Madison Avenue, 24th floor

New York, NY 10022

July 16, 2019

VIA EDGAR

Office of Financial Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Joshua Shainess, Attorney-Adviser

Re:	Afya Limited
Registration Statement on Form F-1, as amended
File No. 333-232309

Dear Mr. Shainess:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of Afya Limited (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 18, 2019 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we advise you that from July 9, 2019 through the date hereof, copies of the Company’s preliminary prospectus dated July 9, 2019 were distributed as follows:

3,198 copies to prospective underwriters, institutional investors, dealers and others.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.
GOLDMAN SACHS & CO. LLC
UBS SECURITIES LLC
ITAU BBA USA SECURITIES INC.

As Representatives of the several Underwriters

By: BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Facundo Vazquez
Name:	Facundo Vazquez
Title:	Managing Director

By: UBS SECURITIES, LLC

By:	/s/ Frank Windels
Name:	Frank Windels
Title:	Managing Director

By:	/s/ Patrick Yarborough
Name:	Patrick Yarborough
Title:	Associate Director

By: ITAU BBA USA SECURITIES, INC.

By:	/s/ Cassio Gouveia
Name:	Cassio Gouveia
Title:	Managing Director

By:	/s/ Roderick Greenlees
Name:	Roderick Greenlees
Title:	Director

[Signature page to Acceleration Request]